Contact

www.linkedin.com/in/scott-savage-bb3402a (LinkedIn)

Top Skills

Distillation
Alcoholic Beverages
Food and Beverage Operations

Scott Savage

Chief Executive Officer
Lexington, Kentucky, United States

Summary

Chief Operating Officer for Bespoken Spirits, a producer of American Whiskeys using a patented, precision finishing process. Bespoken possesses a rich library of spirit characterizations and recipes for spirit rectifying to produce a target spirit (thus the name Bespoken). These have been developed over 5 years of well funded R&D.

Previous: Vice President of Design Engineering - focusing on Integrated Circuit Intellectual Property, IC Design Methodology, Analog and Logic Circuit Elements, and Device and Interconnect Modeling

Specialties: IC Circuit Design Methodology
Device Physics
Electromagnetics

Experience

Bespoken Spirits Inc.

1 year 11 months

Chief Executive Officer
February 2023 - Present (1 year 11 months)
Lexington, Kentucky, United States

VP of R&D and Production
February 2023 - January 2024 (1 year)
Lexington, Kentucky, United States

Infineon Technologies

22 years 8 months

Vice President
July 2000 - February 2023 (22 years 8 months)

Vice President of Design Engineering - focusing on Integrated Circuit Intellectual Property, IC Design Methodology, Analog and Logic Circuit Elements, and Device and Interconnect Modeling

Former:
Manager of Compact Modeling
Manager of Computer Aided Design (CAD)
Manager of IP Design Methodology
Sr. Director of Design Engineering

Vice President of IP

July 2000 - February 2023 (22 years 8 months)
Lexington, Kentucky, United States

Cypress Semiconductor Corporation

Vice President

July 2000 - February 2023 (22 years 8 months)

IP Design

Ansoft Corporation

Sr. Development Engineer

July 1997 - July 2000 (3 years 1 month)

Software developer for Electromagnetic Simulation tools.

Georgia Institute of Technology

Research Asst.

April 1994 - June 1997 (3 years 3 months)

Development of Finite Element Analysis software in the Computational Electromagnetics Lab

Education

Georgia Institute of Technology

Ph. D., Electrical Engineering · (1994 - 1997)

University of Kentucky

Masters, Electrical Engineering · (1992 - 1993)

Georgia Institute of Technology

Bachelor of Science, Electrical Engineering · (1988 - 1992)